QSound Labs, Inc. and VIA Bring Superior Sound Systems to Windows Vista

QSound's QHD® and VIA Vinyl Audio enhanced audio capabilities to reach growing Windows PC market

Calgary, Canada and Taipei, Taiwan, September 26, 2007 - QSound Labs, Inc. (NASDAQ: QSND), a leading technology developer of audio and voice software solutions and VIA Technologies, Inc., a leading innovator of high performance audio silicon, today announced the delivery of a superior sound system for Windows Vista based multimedia, personal and laptop computers. QSound's QHD technology is now available on VIA Vinyl High Definition Audio codecs and controllers.

VIA's advanced audio codecs and controllers combined with QSound's QHD technology enable consumers to experience high definition audio the way it should be heard with content like movies, music, games and even TV programs. Powered by VIA Vinyl Audio hardware, QSound QHD combines several audio technologies to deliver a top quality audio experience while still addressing the unique demands of multi-format audio playback typical of a multimedia rich device such as a PC. Small speakers found in today's computers will now sound significantly larger and richer with a more natural intensity regardless of the source of the content.

"VIA delivers a broad range of world class PC silicon solutions for the international PC and multimedia computer market and our combined technologies provide the consumer with an unmatched audio quality experience," said David Gallagher President and Chief Executive Officer of QSound Labs Inc. "We are very pleased to be enhancing the Vista audio experience by working closely with a strong Windows partner like VIA."

"Audio enrichment is a core element of VIA's multimedia product focus, so we are happy to extend our close collaboration with QSound Labs, a pioneer of audio technology, with our forthcoming high definition audio codecs," said Dr. Tzumu Lin, General Manager of the Multimedia and Consumer Electronics (MCE) Division, VIA Technologies, Inc. "By pairing our advanced audio hardware with QSound's enhanced 3D and sound field technology, we can provide consumers with a high end, true multimedia listening experience."

About QSound's QHD

QSound's QHD suite of audio enhancements provides users with unparalleled audio quality and includes the industry recognized QXpander®, QRumbleTM, QSizzleTM, QEqualizerTM and other QSound audio enhancement algorithms.

  QXpander is a field-proven stereo sound-field enhancement technology that provides a broader stereo sound image width with greater separation and depth for stereo signals and synthesizes a three-dimensional stereo sound field.
  QRumble offers base energy adding more substance and warmth to the low-frequency.
  QSizzle adds the sonic punch to the high-frequency audio spectrum.
  QEqualizer, a multi-band equalizer, provides users with an interface for shaping the overall frequency response to QSound QHD.

For more info on QHD visit http://www.qsound.com/products/qhd.htm

About VIA Vinyl Audio

Bringing forth all that PC audio can provide, VIA has developed a broad spectrum of silicon that represents the highest level of audio quality and best feature sets on the market. The highly respected, studio performance VIA Vinyl Envy24 line of audio controllers introduced 24-bit standards and 96/192kHz sampling rates to the consumer and professional markets, and is used by some of the world's leading audio card makers for a variety of high end professional applications, while VIA Vinyl AC'97 and HD Audio codecs enable theatre quality sound in both audio-on-motherboard and soundcard applications.

About QSound Labs, Inc.

Since its inception in 1986, QSound Labs, Inc. has established itself as one of the world's leading audio technology companies. The company has developed proprietary audio solutions that include virtual surround sound, positional audio, ringtone synthesis and stereo enhancement for the mobile devices, consumer electronics, PC/multimedia, and Internet markets. QSound Labs' cutting-edge audio technologies create rich 3D audio environments allowing consumers to enjoy stereo surround sound from two, four and up to 7.1 speaker systems. The company's customer and partner roster includes leading audio platform and product companies from around the globe. To hear 3D audio demos and learn more about QSound, visit the company web site at http://www.qsound.com

About VIA Technologies, Inc.

VIA Technologies, Inc. (TSE 2388) is the foremost fabless supplier of market-leading core logic chipsets, low power x86 processors, advanced connectivity, multimedia and networking silicon, and complete platform solutions that are driving system innovation in the PC and embedded markets. Headquartered in Taipei, Taiwan, VIA's global network links the high tech centers of the US, Europe and Asia, and its customer base includes the world's top OEMs, motherboard vendors and system integrators. www.via.com.tw

QSound Labs, Inc. - Forward-Looking Statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Act of 1995 concerning, among other things, availability of enhanced audio quality in the growing Windows PC market. Investors are cautioned that such forward-looking statements involve risk and uncertainties, which could cause actual results, performance or achievements of QSound, or industry results to differ materially from those reflected in the forward-looking statements. Such risks and uncertainties include, but are not limited to, risks associated with successful distribution by VIA of QSound-enabled products, continued growth of demand for QSound's technologies in the PC market, dependence on intellectual property, rapid technological change, competition, general economic and business conditions, and other risks detailed from time to time in QSound's periodic reports filed with the Securities and Exchange Commission. Forward-looking statements are based on the current expectations, projections and opinions of QSound's management, and QSound undertakes no obligation to publicly release the results of any revisions to such forward-looking statements which may be made, for example to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Trademarks

QHD®, QXpander®, QRumbleTM, QSizzleTM and QEqualizerTM are trademarks of QSound Labs, Inc.

Press Contacts

David Gallagher
QSound Labs, Inc.
+1-403-291-2492

Richard Brown
VIA Technologies Inc.
(866)-2-2218-5452 #6201
RIBrown@via.com.tw